SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June, 2004

SBS Broadcasting S.A.

(Translation or registrant’s name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F   ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No   ☒

FOR IMMEDIATE RELEASE

SBS TO LAUNCH SECOND TELEVISION CHANNEL IN BELGIUM

-Channel to Meet Strong Advertiser Demand for Targeted Audiences-

Luxembourg, June 24, 2004 – SBS Broadcasting S.A. (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today the launch of its second channel in Flemish Belgium (Flanders).  The channel, to be named, is expected to launch on October 1, 2004, with an approximate reach of 97% of Flemish homes through over the air broadcast and cable on a must-carry basis.

The new channel will be targeted to young females 20-49 and its schedule will be programmed to complement VT4, SBS’s existing station in Belgium.  The new channel will to a large extent utilize SBS’s existing sales, marketing, technical and operating facilities in Flanders.

Commenting on the announcement, Markus Tellenbach, Chief Executive Officer of SBS Broadcasting, said: “With the success of our broad-based station, VT4, we have seen strong overall advertising growth in Belgium as well as increasing advertiser demand to reach targeted audiences.  The launch of our second Belgian channel will enhance our ability to deliver specific audiences to our advertisers while allowing us to capture a greater share of the overall television advertising market.  In addition, the operating costs of the new channel will be reduced by our ability to leverage our existing television infrastructure.  Based on our experience in launching three successful Dutch channels, we expect the second channel to significantly enhance our overall position in the Belgian television market.”

VT4 began broadcasting in 1995. During 2004, VT4 was the second most watched commercial television station in Flemish Belgium, with approximately one-third of the commercial viewing share.  VT4’s target audience is 15-44 and the station has launched a number of successful local productions of popular international formats, including Temptation Island, Peking Express, Survivor and Extreme Makeover.

Forward-Looking Statements

Some of the statements in this press release are forward-looking, including, without limitation: the statement that the launch of our second Belgian channel will enhance our ability to deliver specific audiences to our advertisers while allowing us to capture a greater share of the overall television advertising market, that operating costs of the new channel will be reduced by our ability to leverage our existing television infrastructure and that we expect the second channel to significantly enhance our overall position in the Belgian television market.

These forward-looking statements include statements relating to anticipated developments in the television broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf.  Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as “may”, “will”, “should”, “believes”, “expects”, “anticipates”, “estimates”, “continues” or similar expressions or comparable terminology) with respect to various matters.

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors.  Some of these factors include: the effects of, and changes in, government policy and regulatory requirements; the ability to receive governmental approvals necessary in order to complete the transactions; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; and our success at managing the risks that arise from these factors.  A more detailed discussion of some of these risks is set forth in SBS’s annual report on Form 20F for the year-ended December 31, 2003.

All forward-looking statements in this press release are based on information available to us on the date hereof.  We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Romania and Sweden.

For further information visit: www.sbsbroadcasting.com, or contact:

#  #  #  #  #

Investors:

Press:

Michael Smargiassi /Jon Lesko

Jeff Pryor

Catriona Cockburn

Brainerd Communicators

Pryor Associates

Citigate Dewe Rogerson

Tel: +1 212 986 6667	Tel: +1 818-382-2233	Tel: +44 207 282 2924

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	June 25, 2004

SBS BROADCASTING S.A.

		By:	/s/Markus Tellenbach
		Name:	Markus Tellenbach
		Title:	President and Chief Executive Officer